UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X] MERGER

         [ ] LIQUIDATION

         [ ] ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer only questions I through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:

         First Trust Strategic High Income Fund

3.  Securities and Exchange Commission File No.:  811-21756

4.  Is this an initial Form N-8F or an amendment to a previously filed
    Form N-8F?

         [ ]  Initial Application               [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         120 East Liberty Drive
         Suite 400
         Wheaton, Illinois  60187

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Walter Draney, Esq.
         Chapman and Cutler LLP
         111 West Monroe Street
         Chicago, Illinois  60603
         (312) 845-3273

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:


         First Trust Advisors L.P.
         120 East Liberty Drive
         Suite 400
         Wheaton, Illinois  60187
         (630) 765-8000

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.  Classification of fund (check only one):

         [X]   Management company;

         [ ]   Unit investment trust; or

         [ ]   Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [ ]  Open-end         [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         First Trust Advisors L.P.
         120 East Liberty Drive
         Suite 400
         Wheaton, Illinois  60187

         Brookfield Investment Management Inc. (formerly Hyperion
            Brookfield Asset Management, Inc.)
         Three World Financial Center
         200 Vesey Street, 10th Floor
         New York, New York  10281

         Valhalla Capital Partners, LLC
         501 South Fourth Street
         Louisville, Kentucky  40202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         The Fund has not made a public offering of its securities during the last five years and does not propose to make a public offering or engage in business of any kind.

13. If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

             [ ]  Yes            [X]  No

         If Yes, for each UIT state:
             Name(s):

             File No.: 811-______

             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]  Yes            [ ]  No

         If Yes, state the date on which the board vote took place:

         April 18, 2011

         If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]  Yes            [ ]  No

         If Yes, state the date on which the shareholder vote took place:

         August 8, 2011

         If No, explain:


II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

             [X] Yes             [ ]  No

    (a) If Yes, list the date(s) on which the fund made those distributions:

         October 3, 2011

    (b) Were the distributions made on the basis of net assets?

             [X] Yes             [ ]  No

    (c) Were the distributions made pro rata based on share ownership?

             [X] Yes             [ ]  No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         The common shares of First Trust Strategic High Income Fund (the "Target Fund") were converted into common shares of First Trust Strategic High Income Fund II (the "Acquiring Fund") at a ratio of
         0.745047 to 1. The exchange ration was calculated by dividing the 9/30/11 NAV of the Target Fund by the 9/30/11 NAV of the Acquiring Fund.

    (e)  Liquidations only:

         Were any distributions to shareholders made in kind?

             [ ]  Yes            [ ]  No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

         Has the fund issued senior securities?

             [ ]  Yes            [X]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

             [X]  Yes            [ ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

             [ ]  Yes            [X]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

             [ ]  Yes            [X]  No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

             [ ]  Yes            [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

             [ ]  Yes            [X]  No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

             (i)  Legal expenses:                                        approximately $243,199.00

             (ii)   Accounting expenses:                                                $11,500.00

             (iii) Other expenses (list and identify separately):

                          Printing expenses                                             $77,250.00

                          Proxy costs                                                  $121,509.00

                          SEC fees                                                      $ 9,494.00

                          Miscellaneous                                                 $52,548.00

             (iv)   Total expenses (sum of lines (i)-(iii) above):       approximately $515,500.00

    (b) How were those expenses allocated?


         Total expenses of approximately $515,500.00 were allocated among the funds participating in a transaction whereby First Trust Strategic High Income Fund I and First Trust Strategic High Income Fund III each reorganized with and into First Trust Strategic High Income Fund II. The total expenses were allocated among each of these three funds on a pro rata basis, based upon the net asset value of each fund prior to the closing date of the reorganization.


    (c) Who paid those expenses?


         All applicable expenses were paid out of the net assets of each Fund prior to the closing date of the reorganization.


    (d) How did the fund pay for unamortized expenses (if any)?

         Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

             [ ]  Yes            [X]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

             [ ]  Yes            [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

             [ ]  Yes            [X]  No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

         First Trust Strategic High Income Fund II

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

         811-21842

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         The Agreement and Plan of Reorganization has been filed with the Commission on Form N-14 on May 16, 2011 for file number 333-174259.

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                   *  *  *

                                  VERIFICATION

      The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Trust Strategic High Income Fund, (ii) he or she is the President of First Trust Strategic High Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                          FIRST TRUST STRATEGIC HIGH INCOME FUND


                                          By /s/  James A. Bowen
                                             ---------------------------------
                                             James A. Bowen, President